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                                                                   EXHIBIT 12

                            HERSHEY FOODS CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   (in thousands of dollars except for ratios)
                                   (Unaudited)


                                                    For the Three Months Ended
                                                       April 2,    April 3,
                                                         1995        1994
Earnings:

 Income before income taxes                           $101,393     $ 88,067

  Add (deduct):

    Interest on indebtedness                             9,890        7,897
    Portion of rents representative of the
      interest factor(a)                                 1,919        1,821
    Amortization of debt expense                            14           16
    Amortization of capitalized interest                   786          712


     Earnings as adjusted                             $114,002     $ 98,513


Fixed Charges:

    Interest on indebtedness                          $  9,890     $  7,897
    Portion of rents representative of the
      interest factor(a)                                 1,919        1,821
    Amortization of debt expense                            14           16
    Capitalized interest                                   294        1,356


     Total fixed charges                              $ 12,117     $ 11,090

Ratio of earnings to fixed charges                        9.41         8.88



NOTE:

 (a) Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.